EXHIBIT I
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Descartes                                                             NEWS




CONTACT INFORMATION:

PRESS RELATIONS                              INVESTOR RELATIONS
Kimberley Emmerson                           Chaya Cooperberg
(519) 746-6114 ext. 2562                     (519) 746-6114 ext. 2757
kemmerson@descartes.com                      ccooperberg@descartes.com
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             DESCARTES ANNOUNCES PRELIMINARY FIRST QUARTER RESULTS

   RESULTS IMPACTED BY WEAKENED BUSINESS CLIMATE; DOWNSIZES GLOBAL OPERATIONS

WATERLOO, ONTARIO, May 6, 2003 -- The Descartes Systems Group Inc., (Nasdaq:DSGX), (TSX:DSG), a trusted provider of logistics management technology, today announced preliminary financial results for first quarter, fiscal year 2004 (Q1FY04) ended April 30, 2003. Based on preliminary information, total revenues for the quarter are expected to be approximately $14.0 to $14.4 million; a decline of 15 percent when compared to total revenues of $16.8 million in the first quarter of fiscal year 2003.

Total revenues include network, license and services revenues. For Q1FY04 network revenues are expected to be approximately $9.2 to 9.4 million, license revenues are expected to be $1.8 to 1.9 million, and services revenues are expected to be $3.0 to 3.1 million. Operating expenses are anticipated to be in-line with the Company's expectations for the quarter.

"On March 12, 2003, we provided guidance facing a cautious economic climate," said Manuel Pietra, Descartes' chief executive officer and president. "Since then, the business climate in North America and Asia Pacific has weakened considerably. As a result, both license and network revenues in these regions did not achieve the growth we had anticipated. This, combined with the recent disruption to international shipping volumes, has resulted in total revenues that are below our expectations."

Pietra added, "We believe these issues reflect the current economic environment but do not reflect on our market opportunity or demand for our solutions over the long term."

DOWNSIZING OF GLOBAL OPERATIONS

Based on a review of cost levels, Descartes has determined it prudent to implement a downsizing of its global operations by approximately 130 employees. The downsizing has been enabled by operational efficiencies gained through last year's centralization of the Company's support functions, together with the proposed outsourcing of certain ongoing product development activities. The Company anticipates the total annualized expense reduction of the downsizing to be $13 million once completed and expects to record restructuring and other nonrecurring charges of approximately $12.5 to $13.5 million.

It is anticipated that the downsizing initiatives announced today will utilize $8 to $9 million in cash. Descartes remains financially secure with approximately $163 million in cash and investments.

In addition to this downsizing, the Company intends to undertake a review of all other means of improving financial performance and enhancing shareholder value. Additional details on the downsizing initiatives and complete financial results for Q1FY04 will be provided on June 4, 2003.

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Descartes                                                             NEWS



CORPORATE GOVERNANCE INITIATIVES

Concurrent with the Company's downsizing initiatives, the board of directors of Descartes has determined to undertake a series of corporate governance initiatives. The first of these is to separate the positions of chairman and chief executive officer (CEO), providing for the desired separation of management from the board of directors, effective immediately. Accordingly, Peter Schwartz will become of chairman of the board while Manuel Pietra will become CEO and president. Secondly, commencing with its Q1FY04 results, the Company will no longer refer to non-GAAP financial measures in reporting its earnings (losses). Finally, the board has established a corporate governance committee with the objective of developing recommendations on further initiatives aimed at enhancing the effectiveness of the board.

CONFERENCE CALL TODAY

Company management will host a conference call today at 8:00 a.m. ET, to discuss today's announcement. The live audio Web cast can be accessed at WWW.DESCARTES.COM/INVESTORS. Replays will also be available in two formats shortly after the completion of the conference call. A telephone replay will be accessible for 24 hours by dialing 888/203-1112 or 719/457-0820 and quoting reservation number 1234461. An archived replay of the Web cast will also be available through the Descartes Web site at WWW.DESCARTES.COM/INVESTORS.

Final first quarter financial results will be reviewed during the Company's regularly scheduled conference call on June 4, 2003 at 8:00 a.m. ET.

ABOUT DESCARTES

The Descartes Systems Group Inc. (Nasdaq:DSGX) (TSX:DSG) is a trusted provider of logistics management technology. In over 60 countries Descartes' leading logistics solutions drive operational efficiency, enhance customer responsiveness and improve precision in purchasing for global organizations. For more information, visit WWW.DESCARTES.COM.

All registered and unregistered trademarks mentioned in this release are the property of their respective owners.

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Statements in this release, other than historical performance, include forward-looking statements relating to future financial performance made under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements include statements regarding Descartes' revenue expectations, operational initiatives, market opportunity, demand for products, expected cost savings and charges relating to the downsizing and statements regarding the business climate in certain regions together with its corporate governance initiatives. These statements are neither promises nor guarantees, but involve risks and uncertainties that may cause actual results to differ materially from expectations; in particular, the successful implementation and market acceptance of Descartes' pricing and revenue model, demand for network-based logistics solutions and logistics software solutions, the deteriorating business climate in North America and Asia, success in closing customer orders, ability to control expenses, realization of operating cost reductions resulting from cost reduction initiatives, integration of acquisitions and consolidation of operations. For further information regarding risks and uncertainties associated with Descartes' business, please refer to Descartes' documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. Any forward-looking statements should be considered in light of these factors.


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